Exhibit 99.2

NIO Inc. Announces Strategic Collaboration with Mobileye to Bring Level 4 Autonomous Driving Vehicles to Consumers in China and Beyond

SHANGHAI, China, November 5, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced a strategic collaboration with Mobileye, the global leader in the development of vision technology for Advanced Driver Assistance Systems (ADAS) and autonomous driving, and an Intel company, on the development of highly automated and autonomous vehicles (AV) for consumer markets in China and other major territories. As part of the planned cooperation, NIO will engineer and manufacture a self-driving system designed by Mobileye, building on Mobileye’s level-4 (L4) AV kit. This self-driving system will be the first of its kind, targeting consumer autonomy, engineered for automotive qualification standards, quality, cost, and scale. NIO will mass-produce the system for Mobileye and also integrate the technology into its electric vehicle lines for consumer markets and for Mobileye’s driverless ride-hailing services. This variant will target initial release in China, with plans to subsequently expand into other global markets.

“At NIO, we pride ourselves on our pursuit of innovation and cutting-edge technology, which not only strengthens our product competitiveness but also shapes a joyful lifestyle for our users,” said William Li, founder, chairman and chief executive officer of NIO. “We look forward to building our strategic collaboration with Mobileye in autonomous driving technology development, to further enhance the safety and capabilities of our vehicles, as we strive to be the next-generation car company and the best user enterprise.”

Prof. Amnon Shashua, Intel. Sr. Vice President and President and CEO of Mobileye, said, “We are thrilled by the promise and potential of collaborating with NIO on electric autonomous vehicles, for both consumers and robotaxi fleets. We value the opportunity to bring greater road safety to China and other markets through our efforts and look forward to NIO’s support as Mobileye builds a transformational mobility service across the globe.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019.

About Intel

Intel (Nasdaq: INTC), a leader in the semiconductor industry, is shaping the data-centric future with computing and communications technology that is the foundation of the world’s innovations. The company’s engineering expertise is helping address the world’s greatest challenges as well as helping secure, power and connect billions of devices and the infrastructure of the smart, connected world — from the cloud to the network to the edge and everything in between. Find more information about Intel at newsroom.intel.com and intel.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com

Source: NIO